COMPANY PROVIDES NOTICE OF LATE FINANCIAL FILING

TORONTO, February 17, 2005– Eiger Technology, Inc. (TSX: AXA OTCBB: ETIFF) (“Eiger”) wishes to inform its shareholders that it has been delayed in filing its financial statements for the year ended September 30, 2004 (the “Year End Financials”) and for the quarter ended December 31, 2004 (the “Quarterly Financials”).

The Company anticipates that it will file the Year End Financials, originally due on February 17, 2005, on or before February 28, 2005.  The Company anticipates that it will file the Quarterly Financials, originally due on February 14, 2005, on or before February 28, 2005.

The delay in filing the Year End Financials results primarily from the recent disposition of one of the Company’s operating subsidiaries, K-Tronik International Corp. and the challenge of integrating this disposition into the Company’s Year End Financials.

The Company notes that, as a result of recent changes to continuous disclosure requirements in Canada, the Quarterly Financials became due before the previous Year End Financials.  This is a situation which occurs only this year with the implementation of new financial statement filing deadlines contained in NI 51-102.

Under the rules of the Ontario Securities Commission and the Company’s other reporting jurisdictions, the Company’s directors and officers will be prohibited by OSC Order from effecting any trade in securities of the Company until such time as the Year End Financials and the Quarterly Financials have been filed.  The OSC Order will not affect the general public’s ability to trade the Company’s securities and will not interrupt trading on the TSX Exchange.

Eiger Technology, Inc., headquartered in Toronto, Ontario, is a publicly traded company listed on the Toronto Stock Exchange.  Its shares also trade on the NASD’s OTCBB under the symbol “ETIFF”. For more information please refer to www.sedar.com, visit www.eigertechnology.com or contact: Jason Moretto, Chief Financial Officer, Eiger Technology, Inc. Telephone: (416) 216-8659, Ext. 302, jmoretto@eigertechnology.com

The management of the Company, who take full responsibility for its content, prepared this press release.  The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger’s current expectations.  These statements involve risks and uncertainties including, without limitation, Eiger’s ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations and overall market conditions.  Consequently, actual events and results in future periods may differ materially from those currently expected.

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